
                                                       EXHIBIT 12
                INDIANA GAS COMPANY, INC.
                AND SUBSIDIARY COMPANIES

   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
             (In Thousands, Except Ratios)

                                         Fiscal Year Ended September 30
                              Twelve Mos.
                                Ended
                              12/31/97(1) 1997(1)   1996    1995     1994     1993
Earnings:
   Net income                  $13,648   $13,478  $38,630  $32,109  $34,596  $28,534
    Income taxes                 7,237     7,147   22,568   18,630   17,977   16,030
    Fixed charges (see below)   17,782    17,728   16,844   16,395   16,986   17,556
Total adjusted earnings        $38,667   $38,353  $78,042  $67,134  $69,559  $62,120

Fixed charges:
   Total interest expense      $17,049   $16,774  $15,907  $15,530  $16,037  $16,640
   Interest component of rents     733       954      937      865      949      916
Total fixed charges            $17,782   $17,728  $16,844  $16,395  $16,986  $17,556

Ratio of earnings to fixed
   charges                         2.2       2.2      4.6      4.1      4.1      3.5

(1)Reflects the recording of restructuring costs during the fourth quarter of fiscal
   1997 (see Note 2).  Before restructuring costs, Indiana Gas' ratio of earnings to fixed charges for the twelve months ended December 31, 1997, and the twelve months ended September 30, 1997 was 4.4.
